QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12

CATERPILLAR INC.,
CONSOLIDATED SUBSIDIARY COMPANIES,
AND 50%-OWNED UNCONSOLIDATED AFFILIATED COMPANIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

YEARS ENDED DECEMBER 31,

	2004	2003	2002	2001	2000
Profit	$2,035	$1,099	$798	$805	$1,053
Add:
Provision for income taxes	699	384	314	359	439

Profit before taxes	2,734	1,483	1,112	1,164	1,492
Fixed charges:
Interest and other costs related to borrowed funds(1)	757	724	811	952	991
Rentals at computed interest factors(2)	92	82	81	86	90

Total fixed charges:	849	806	892	1,038	1,081

Profit before provision for income taxes and fixed charges	$3,583	$2,289	$2,004	$2,202	$2,573

Ratio of profit to fixed charges	4.2	2.8	2.2	2.1	2.4

(1)
Interest expense as reported in Consolidated Results of Operations plus the Company's proportionate share of 50 percent-owned unconsolidated affiliated companies' interest expense.

(2)
Amounts represent those portions of rent expense that are reasonable approximations of interest costs.

QuickLinks

CATERPILLAR INC., CONSOLIDATED SUBSIDIARY COMPANIES, AND 50%-OWNED UNCONSOLIDATED AFFILIATED COMPANIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Millions of dollars) YEARS ENDED DECEMBER 31,